Blue Star Foods Corp.

3000 NW 109th Avenue

Miami, Florida 33172

December 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Blue Star Foods Corp.
Registration Statement on Form S-3
Filed November 25, 2022
File No. 333-268564

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Star Foods Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Tuesday, December 6, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ John Keeler
John Keeler
Chief Executive Officer

cc:	The Crone Law Group P.C.